[NOKIA LOGO]  [GRAPHIC OMITTED]                                             1(2)

                                January 11, 2006

Securities and Exchange Commission
Office of Global Security Risk
Cecilia D. Blye, Chief
100 F Street, NE
Washington, DC 20005

Nokia Corporation
Form 20-F for the fiscal year ended December 31, 2004
File No. 1-13202
Responseto your letter of December 29, 2005

           Dear Ms. Blye

           Set forth below is our response to your request for supplemental information relating to our business activities in Iran, Syria and Libya. We also provide similar information relating to our business activities in Sudan.

           In 2004, our net sales to customers in Iran, Syria and Sudan accounted for less than 1% of our total net sales, or approximately EUR 262 million (approximately USD 314 million). In 2004, we did not have any sales to Libya.

           In 2004, our sales to customers in Iran consisted mainly of mobile devices and accessories, in addition to which we sold and are building a mobile telecom network for one customer, Telecommunications Company of Iran (TCI) /Mobile Communications Company of Iran (MCI, owned by TCI). Our sales to customers in Syria and Sudan in 2004 consisted of mobile devices and accessories only. As to Libya, we did not have any sales there during 2004, but signed a network sales contract with one customer, Libyan General Post and Telecommunications Company (GPTC), in late 2004. In 2005, we continued to sell mobile devices and accessories to customers in Iran, Syria and Libya, but none to customers in Sudan. We did not have any sales of network equipment to customers in Libya but we continued to sell network equipment to customers in Iran in 2005.

           None of the products or services built, offered, distributed, or sold by Nokia to customers in any of Iran, Syria, Libya or Sudan are intended for military application.

           In 2004, we had no employees in any of Iran, Syria, Libya or Sudan. In 2005, we had approximately 40 employees in Iran, but none in Libya, Syria or Sudan. Consequently, our employees in these four countries represent in the aggregate less than 0.1% of our total number of employees which was 57 477 as of September 30, 2005. We currently have two sales offices in Iran, we have leased office space in Libya, but it is not occupied, and we have no offices in Syria or Sudan.

           Our contacts with Iran, Syria, Libya and Sudan are not material to Nokia. Similarly, from a qualitative perspective, to our knowledge, these contacts have not had any impact on our business reputation or share value. We do not believe that our contacts with these four


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           countries constitute, individually or in the aggregate, any material investment risk for our security holders.

           Please kindly note that in order to keep our investors adequately informed in light of the current US position with respect to activities in these countries, we intend to include in Item 4B, Business Overview, of our Form 20-F for the fiscal year ended December 31, 2005 the disclosure attached to this letter in Enclosure 1.

           Nokia acknowledges that

           - Nokia is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;
           - The SEC staff comments or changes to Nokia's disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to Nokia's filings; and
           - Nokia may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

           In case of additional comments, please contact Kaarina Stahlberg, Assistant General Counsel, over the e-mail at kaarina.stahlberq@nokia.com or over the phone at +358 40 728 7843.

           NOKIA CORPORATION


           /s/ Maija Torkko                      /s/ Kaarina Stahlberg
           -----------------------               ---------------------------
           Maija Torkko                          Kaarina Stahlberg
           Senior Vice President,                Vice President,
           Corporate Controller                  Assistant General Counsel

Cc:        Larry Spirgel
           Kyle Moffatt
           Division of Corporation Finance
           Securities and Exchange Commission


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                                                                     Enclosure 1
                                                                     -----------

Business description
--------------------

As we are a global company and have sales in most countries of the world, in 2005 we also had sales to customers in Iran, Libya and Syria, which countries have been designated "state sponsors of terrorism" by the U.S. government Furthermore, in 2004 we had very minor sales to customers in Sudan, but none in 2005.

In 2005, we sold mobile devices and accessories to customers in Iran, Libya, and Syria. In addition, we sold network equipment to a customer in Iran. In 2004, we also signed a network sales contract with a customer in Libya, but that contract has not resulted in any sales by the end of 2005. In 2005, our aggregate sales to customers in Iran, Libya and Syria accounted for approximately [ ]% of our total revenue or EUR [ ] million. Iran and, to a lesser extent, Syria are subject to U.S. economic sanctions that are primarily designed to implement U.S. foreign policy.